

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2022

Jeffrey MacLeod
Chief Executive Officer and Director
KWESST Micro Systems Inc.
155 Terence Matthews Crescent, Unit #1
Ottawa, Ontario, K2M 2A8

> **Re: KWESST Micro Systems Inc.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed November 7, 2022**
> **File No. 333-266897**

Dear Jeffrey MacLeod:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1 Filed November 7, 2022

Dilution, page 98

1.   Your revised disclosure on page 98 does not indicate whether the warrants to purchase 191,673 Common Shares are excluded or included in the calculations. Please advise or revise.

Lock-up Agreements, page 99

2.   We note that the form of lock-up agreement filed as an exhibit to your underwriting agreement contains exceptions to the lock-up agreement that are not disclosed in your prospectus. Revise your disclosure to note each of the exceptions contained in the lock-up agreement.

Financial Statements, page 125

3. You disclose that on October 28, 2022 a 1-for-70 reverse stock split became effective. Please revise the financial statements to reflect the reverse stock split. Also, revise to include a note which discloses the retroactive treatment and the date the change became effective. Refer to SAB Topic 4C and paragraph 64 of IAS 33.

Exhibits

4. Counsel opines in the legal opinion filed as Exhibit 5.1 that the shares "will be validly issued as fully paid and non-assessable common shares in the capital" of the company. Please have counsel revise its opinion to state that the shares will be "legally (or validly) issued; fully paid; and non-assessable." Refer to II.B.1 of Staff Legal Bulletin No. 19 for further guidance. We also note counsel makes certain assumptions about due authorization by the registrant of all requisite corporate action. Please have counsel clarify that it has not assumed that the registrant has taken all corporate actions necessary to authorize the issuance of the securities. Refer to II.B.3.a of Staff Legal Bulletin No. 19.

5. We further note that counsel's legal opinion filed as Exhibit 5.2 opines only with respect to the components underlying the units. Counsel must opine not solely on the components of the units but also the units themselves. Please provide a binding obligation opinion with respect to the legality of the units. Alternatively, to the extent counsel believes the units should be treated in a similar fashion as shares of capital stock under applicable state law, the opinion may provide that the units are legally issued, fully paid and non-assessable. Refer to Section II.B.1.h of Staff Legal Bulletin No. 19.

6. We note that the Warrant Agreement, Form of Warrant, and Form of Pre-funded Warrant filed as Exhibits 4.2, 4.3 and 4.4, respectively, include exclusive forum provisions. Please disclose in your prospectus whether these provisions apply to actions arising under the Securities Act or Exchange Act, including how the provisions may impact investors and any material risks arising therefrom, as applicable. If the provisions apply to actions arising under the Securities Act or Exchange Act, please state that there is uncertainty as to whether a court would enforce such provisions. If the provisions apply to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Jeffrey MacLeod
KWESST Micro Systems Inc.
November 9, 2022
Page 3

   You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

               Sincerely,

               Division of Corporation Finance
               Office of Technology

cc: Richard Raymer